June 6, 2025

Thomas James Segrave, Jr.
Chief Executive Officer and Chairman
flyExclusive, Inc.
2860 Jetport Road
Kinston, NC 28504

       Re: flyExclusive, Inc.
           Registration Statement on Form S-3
           Filed June 2, 2025
           File No. 333-287720
Dear Thomas James Segrave Jr.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Chris Agoranos